

April 9, 2019

Iain Humphries
Chief Financial Officer and Secretary
Concrete Pumping Holdings, Inc.
6461 Downing Street
Denver, Colorado 80229

> **Re: Concrete Pumping Holdings, Inc.**
> **Registration on Form S-1**
> **Filed April 1, 2019**
> **File No. 333-230673**

Dear Mr. Humphries:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale at (202) 551-3464 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction